September 10, 2004

Mail Stop 0409

Jon R. Dario, Esq.
Executive Vice President, Chief Administrative Officer,
Secretary and General Counsel
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

Re:	ECC Capital Corporation
      Registration Statement on Form S-11
      Filed August 13, 2004
      Registration No. 333-118253

Dear Mr. Dario:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally provide for our review copies of all third party supporting materials referenced in your prospectus. We note, for example only, references to B&C Lending. Please highlight the relevant portions of these materials that support your disclosure. If such data has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazines, provide us with copies of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared at the request of the registrant, please file a consent from the provider for the use of its name and the information attributed to it.

2. Supplementally, please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

3. We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a "blind-pool" offering. Accordingly, please revise to include all the information required by
Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief. Please note that prior performance of your sponsors should be considered, especially since you have no operating history.

4. In preparing your prior performance tables, please adjust content of the tables as appropriate to include disclosures relevant to any prior programs that invest in mortgage-related assets, including, for example, information regarding the nature of the mortgage-related assets, the types of collateral securing the mortgage-related assets, interest rate category (fixed, adjustable, hybrid, balloon), date of origination or issue, lien position or class, maturities, mortgage rates, and delinquency status.

5. Supplementally provide us with an analysis as to why the issuance of shares in your merger with Encore Credit Corporation should not be integrated with this offering. As part of this analysis, please provide us with a detailed analysis regarding the exemption from registration you are relying upon in conducting this transaction.

6. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

7. We note that Encore Credit will provide sourcing, underwriting and processing services to you in connection with your mortgage loan portfolio. Accordingly, please provide the information required by
Item 5 of Industry Guide 5 with respect to the conflicts of interest inherent in the fees paid to affiliates as well as the information required by Item 24(b) of Form S-11. Your discussion of conflicts should also address conflicts that might arise in the sale to you by
Encore Credit of the loans it originates.

8. Since you disclose elsewhere that, in order to qualify as a REIT, you may need to use a portion of the net proceeds from this offering to purchase a portfolio of mortgage-backed securities, please include disclosure in the Business, Summary and Risk Factors sections regarding the types of MBSs you intend to acquire and the risks associated with MBSs.

9. Please provide the disclosure required by Item 25 of Form S-11.

10. Please revise your disclosure to address your policy with respect to each of the activities described in Item 12 of Form S-11. For example, we are unable to find disclosure regarding the activities set forth in subsections (c), (d), (e), (g) and (h) of Item 12.

11. Please file copies of your legal and tax opinions or provide us with drafts of these opinions with your next amendment so that we have an opportunity to review them.

12. Your disclosure currently contains a great deal of industry jargon that is not likely to be understood by an investor not in your industry. Please revise your disclosure to explain terms that can only be understood by people in your industry the first time you use such terms. Examples of such terminology include: "whole loan," "servicing released," on-balance sheet securitizations," "cash-out refinancing," "correspondent mortgage loans," "over-collateralization requirements," "discount amortization income," "premium amortization expense" and "REMIC."

13. We note your disclosure on page 145 that an unspecified number of
shares have been reserved for sale to directors, employees,
business
associates and related persons.   Please revise the summary to
briefly describe the directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

14. Please refrain from using uppercased defined terms when the meaning of the term is clear from the context. For example, since you explain the proposed merger between you and Encore Capital Corporation early in your prospectus, there is no need to use the term "Merger" throughout when a lowercased reference to the merger is clear from the context.

15. Please provide the disclosure regarding promoters required by
Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

16. Please provide the pro forma financial information required by
Article 11 of Regulation S-X, or advise us why you do not believe pro forma financial statements are required.

Prospectus Cover Page

17. Provide disclosure on the cover page that this is a blind pool
REIT program.

18. We refer to the first sentence on the cover page that indicates that you will have a portfolio of "high-yielding" mortgage loans which will offer stockholders "an opportunity for an attractive dividend yield and earnings growth." This disclosure is not appropriate on the cover page since it exceeds the amount of information called for by Item 501 of Regulation S-K. In addition, in other locations of the prospectus where you repeat this disclosure, please revise so as to make it clear that the mortgages you originate and purchase are "high-yielding" because they carry greater default and delinquency risk than prime loans and that your ability to offer stockholders "an attractive dividend yield and earnings growth" is based on numerous factors aside from the interest income you earn on mortgages you originate and that there is no guarantee that stockholders will receive dividends or that you will achieve earnings growth.

19. We note your disclosure in the first full paragraph under the offering title language, in the second paragraph on page 1 and elsewhere throughout your prospectus that Encore Credit is a "leading nationwide mortgage company." Please provide substantiation for this statement and also reconcile this disclosure with the statement on your website that Encore Credit is a "new national non-conforming lender" as well as data in Inside B&C`s 2003 report which ranks Encore Credit as 21st nationwide among subprime mortgage lenders, with only 1.1% market share.

20. Since it appears that many of the mortgage loans you intend to purchase, and that Encore has historically originated, will qualify as "sub-prime," loans, rather than simply "non-conforming" loans, please revise your disclosure in the first paragraph and throughout the prospectus to clarify that your mortgage portfolios will primarily include sub-prime loans. In addition, include cover-page, summary and general risk factor disclosure regarding the risks
associated with your originating and holding sub-prime loans.   We
note in this regard that sub-prime loans historically are subject to higher levels of defaults and delinquencies.

21. Please revise your cover page risk factors as follows:

* First bullet, left column - clarify the fact that you have not identified any mortgage-related assets to be purchased with the proceeds of the offering and may not be able to acquire such assets on a timely basis or upon favorable terms;
* Fourth bullet, left column - explain why the fact that the mortgage origination business is currently at its highest levels ever represents a risk that makes this offering or your business speculative or risky;
* Fifth bullet, left column - describe each material risk associated with your portfolio-based model of securitizations, rather than referring generically to a "number of risks;"
* First bullet, right column - disclose whether there are any limitations on the amount of debt that you may incur;
* Third bullet, right column - revise to clarify that only interest rate increases, rather than fluctuations, may cause losses and highlight the fact that long-term assets are intended to be funded with very short-term liabilities;
* Fifth bullet, right column - disclose whether there are any limits to the amount of leverage you may employ; and,
* Sixth bullet, right column - clarify that you will no longer be required to make distributions if you do not qualify as a REIT.

In addition, please add a risk factor discussing your recent loss of one of your warehouse facilities and the possible loss of others in light or your new business strategy, as well as your recent covenant breach in one of your warehouse facilities. Please make conforming changes in the Summary Risk Factors and in the Risk Factors section as well.

22. Please provide, by footnote to the underwriting discounts and commissions table, disclosure of the financial advisory fee and shares of stock that will be issued to FBR or tell us why you do not believe these fees are underwriting commissions.

Table of Contents, page i

23. Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See
SEC
Release No. 33-6900.

24. We note your disclosure in the final paragraph on page i that you
"cannot guarantee the accuracy or completeness" of certain information in your prospectus and that certain other information is based upon "good faith estimates." Please note that you and the underwriters are responsible for the accuracy and completeness of the disclosure contained in your prospectus. To the extent you have obtained information or an opinion from a third party source and wish to provide an expert consent of the type contemplated by Rule 436 of the Securities Act, you may do so, but you may not disclaim or attempt to minimize your responsibility for any disclosure contained in your prospectus. In addition, since you include substantially the same disclosure on page 39 of the prospectus, please revise to reduce repetition.

Summary, pages 1-12

25. Your summary currently repeats a great deal of information contained in the body of your prospectus. For example all of the information under the headings "Change in Loan Sale and Portfolio Strategy," "Our Business Strategy" and "Our Competitive Advantage" on pages 2 - 4 is repeated under the same headings on pages 76 - 78. Please review your summary and eliminate unnecessary repetition within your prospectus. In addition, you include a great deal of repetition within the summary section itself. For example only, you discuss your distribution requirements on pages 2, 4 and 7.
Please
revise the summary section to reduce repetition.

26. Please disclose the fact that you have not identified any specific mortgage assets to purchase with the proceeds of the offering.

Our Business, pages 1 - 2

27. We note your disclosure in the final sentence of the last full paragraph on page 2 that you expect to distribute all of the earnings from your loan portfolio. Please clarify whether this includes earnings from your taxable REIT subsidiaries and, if so, whether there are any limitations on your ability to do so.

Change in Loan Sale and Portfolio Strategy, page 2

28. Please explain in more detail why you believe that issuing mortgage-backed securities will generate a more stable earnings stream than your prior business in the second paragraph on page 2.

29. To the extent possible, please disclose the portion of your operations that you will continue to conduct at the taxable REIT subsidiary level.

Our Business Strategy, pages 2 - 3

30. Please disclose the current and anticipated amount of leverage you will employ.

31. Please clarify that, even though you believe your underwriting criteria and policies with respect to LTV ratios, results in higher quality loans with lower default rates, the types of loans you originate and hold are primarily sub-prime loans which inherently pose higher default risk than prime loans.

32. Please disclose, in the final carry-over paragraph on page 2, what you define as a low LTV loan and state what percentage of your business has historically fallen into this low LTV category.

33. Please revise your disclosure in the second full paragraph on page 2 to explain how you intend to expand your relationships with the rating agencies named and why you believe that these expanded relationships will result in greater gains on sale and lower over-collateralization requirements.

34. We refer to your disclosure regarding your objective of strengthening your balance sheet. Your current disclosure does not provide any meaningful disclosure as to how you intend to strengthen your balance sheet. Please revise to be more specific or consider removing this bullet point.

Our Competitive Advantages, pages 3 - 4

35. If you chose to retain this disclosure, please move your summary risk factors section so that it immediately follows this section.

36. Please revise your disclosure in the final carry-over paragraph on page 4 to identify the non-conforming mortgage originator that Steven G. Holder co-founded, identify the measure by which and area in which it was the largest and provide supplemental substantiation for your claim that it was the largest.

37. We refer to the first full paragraph on page 4. Please revise your disclosure regarding the growth in non-conforming residential mortgage originations to delete the reference to "compounded annual growth" since this measurement shows only two snapshots in time and may not be representative of growth over the entire time period. In addition, please provide us with a copy of B&C`s study that supports this statement and clarify whether their measurement reflected growth in the sub-prime and non-conforming market or whether it focused on the non-conforming (i.e. - jumbo loans) aspect.

38. We refer to your statement that the non-conforming residential market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven refinancings, in the second paragraph on page 4. Please explain why cash out refinancings make your business less interest rate sensitive than other refinancings.

39. Please provide specific empirical data supporting your statement that your origination costs have been lowered in the second full paragraph on page 4. In addition, please explain in more detail how your use of technology helps you "drive loss mitigation efforts."

Our Corporate History, Formation and Tax Status, pages 4 - 5

40. Please provide more details about the merger. Your disclosure should identify the persons or class of persons who will receive stock in the transaction, the reasons for the merger, whether any consideration other than stock will be given or received and any other material terms of the merger.

Risk Factors, pages 13 - 37

41. We note that Friedman, Billings, Ramsey & Co. will receive restricted stock as partial consideration for underwriting services in connection with the offering. Please include a risk factor to address Friedman, Billings, Ramsey & Co.`s conflict of interest as an underwriter in this offering.

42. Please add a risk factor that discusses your reliance on originating cash-out refinancings.

43. Please add a risk factor discussing the fact that you will you will use approximately 30% of your available cash to make termination payments to Residential Funding Corporation. Include in this discussion any benefit that will accrue to your officers, directors or control persons as a result of their shareholdings in Residential
Funding Corporation.

44. In many instances your risk factor headings merely state a fact about your business but do not describe why the fact makes your business or the offering speculative or risky. Examples include:

* "The residential mortgage origination business is a cyclical industry and is currently at its highest levels ever"
* "Our warehouse and repurchase facilities contain covenants that restrict our operations"
* "The success and growth of our business will depend on our ability to adapt to and implement technology changes"
* "The initial public offering price may be higher than the market price of our common stock after this offering"

Please review each risk factor heading and revise, as appropriate, to include a statement of the risk presented to this offering or your business.

Risks Related to Our Business Activities, pages 13 - 30

Our success will depend on our ability to originate non-conforming residential mortgage loans for our portfolio, page 13

45. Please delete the second sentence of the first paragraph under this heading, as it tends to mitigate the risk presented.

If we do not obtain and maintain the appropriate state licenses for
ECC Capital, ECC Capital will not be allowed to acquire or fund mortgage loans in some states, which could adversely affect our operations, page 13

46. Your current disclosure highlights the licenses you currently have and does not focus on the risk presented, the licenses you do not have. Please revise your disclosure to emphasize the types of licenses you still require and identify specifically the states in which you have yet to acquire those licenses. Remove disclosure emphasizing the fact that you have obtained certain licenses, as it tends to mitigate the risk presented.

Our ability to generate net interest income from our
securitizations
is dependent upon the success of out portfolio-based model of securitization, which is subject to a number of risks, pages 14 -
15

47. Please explain in more detail why the reduced flexibility you describe in each of the first 3 bullet points under this heading presents a risk to your business. In addition, please explain the risk presented by your possible need to seek outside funding sources, as described in the final sentence under this risk factor heading.

Our success will depend on our ability to obtain financing to leverage our equity. Our inability to realize gains on our investments and through our leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses, page 16

48. Please disclose whether there are limits to the amount of leverage you may incur, and disclose your current leverage ratio.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed, pages 16 - 17

49. Please briefly define the terms, "discount amortization income" and "premium amortization expense" as such terms are used on page
18.

We are dependent on a limited number of purchasers of our loans, and the inability or unwillingness of these purchasers to purchase our loans could have a material adverse impact on our financial position and business, page 19

50. Please disclose the percentage of your loans, for the years ended
December 31, 2002 and 2003 that you sold to Residential Funding Corporation. In addition, please identify any party that purchased in excess of 10 percent of your loans during the year ended December
31, 2003 or a more recent period, if applicable.

The loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on the loans that we retain or are required to repurchase, page 21

51. Please describe the circumstances under which you would be required to repurchase loans. In addition, please provide the default rates for your mortgages during 2002 and 2003.

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to make, purchase or price non-conforming residential mortgage loans, which could adversely impact our earnings, pages 23 - 24

52. Please identify the jurisdictions in which Encore Credit has ceased doing business, as described in the second full paragraph on page 23 and disclose whether you intend to continue to refrain from doing business in those jurisdiction.


As of July 1, 2003, we were no longer able to rely on the Alternative
Mortgage Transaction Parity Act to preempt certain state law restrictions on prepayment penalties, which could adversely impact our earnings, pages 24 -25

53. Please identify, in the final carry-over paragraph on page 24, the states in which prepayment penalties are prohibited.

Stockholder, director and officer refusal to comply with regulatory requirements may interfere with our ability to do business in certain states, pages 28 - 29

54. Please expand your disclosure under this heading to specifically describe the types of material limitations certain states place on your officers, directors and control persons that creates a risk that is unique to your business or industry.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use and security of customer information, page 29

55. Please delete the second sentence under this heading as it tends to mitigate the risk presented.

Loss of our executive officers or the inability to attract and retain key employees could result in a material adverse effect on our business, page 29

56. Please name each individual that you consider key to your business, rather than referring generically to "key employees."

Risks Related to Our Organization and Structure, pages 30 - 33

Provisions of our charter and bylaws may limit the ability of a third party to acquire control of the company, pages 30 - 31

57. Please combine this risk factor with the risk factor that begins at the bottom of page 31 or revise your disclosure to sufficiently distinguish the 2 risks.

Maintenance of our Investment Company Act exemption imposes limits on our operations, page 33

58. Please provide a brief summary of the limitations that the Investment Company Act will impose on you in order to retain your exemption.

Risks Related to this Offering, pages 33 - 36


Future sales of our common stock by insiders may depress the price of the common stock, page 35

59. Please combine this risk factor with the risk factor that immediately follows it or revise your disclosure to sufficiently distinguish the 2 risk factors.

Special Note Regarding Forward-Looking Statements, page 38

60. We refer to the first bullet point on page 38 which appears to be overly broad and captures a great deal of disclosure that would not constitute forward-looking statements. Please revise to remove this bullet point.

Use of Proceeds, page 40

61. We note that you intend to use a portion of the proceeds to continue to expand your wholesale mortgage operations. Please provide estimates of the amount of proceeds you intend to use in furtherance of such expansion. For example, disclose whether you intend to hire additional employees or open additional regional offices. In addition, explain whether this expansion will entail transferring proceeds to your taxable REIT subsidiaries and, if so, identify what percentage of the proceeds you intend to transfer. Finally, to the extent possible, please estimate the amount of proceeds you will nee to allocate to the purchase of a portfolio of
MBSs in order to qualify as a REIT.

Distribution Policy, page 41

62. Refer to the second bullet point in the second paragraph on page
41. Please provide additional details about the provisions of the MGCL that might affect distributions.

Dilution, pages 44 - 45

63. Please include a statement of the increase in per share net book value to existing stockholders in the final sentence on page 44.

Our Structure and Formation Transactions, pages 46 - 47

64. Include in your discussion in the fifth paragraph on page 46 the date upon which the shareholder vote related to the merger will take place.

65. We note that a majority of Series A and Series B preferred shareholders must also approve the proposed merger in order for it to occur. From your disclosure, it appears that Messrs. Holder and Asghar hold an aggregate of 28.9 % and 47 % of the Series A and Series B preferred shares. Do you have any voting agreements that cover the remaining shares needed in order to complete the proposes merger? If not, please discuss what would happen if majority approval is not received from these classes of stockholders.

Selected Historical Consolidated Financial Data, pages 48 - 49

66. Refer to the first row of the chart beginning on page 48.
Please
describe, by footnote or otherwise, what the sources of "other" revenues are in the line entitled "Total gain on sale of loans and other."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 50 - 73

General

67. Please provide us with supplemental support for your statement that your sector is "growing" and that it provides "one of the most attractive opportunities in the residential mortgage market." We note, for example, that you have disclosed elsewhere that market originations are expected to be substantially lower in 2004 and in the future than they were in 2003.

68. Revise your Management`s Discussion and Analysis to include the following information related to stock options:

* The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date
* A discussion of the significant factors, assumptions and methodologies used in determining the fair value of the Company stock on the grant date
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

ECC Capital`s Critical Accounting Policies, pages 52 - 55

Hedging, page 54

69. Disclose the Company`s policy for accounting for derivative instruments. Include disclosure here, and in Note A to the Consolidated Financial Statements, of the method used to determine fair value of derivatives.

70. Please expand your disclosure, in the second full paragraph on page 55, to explain whether the lack of limitations on the hedging activities of your taxable REIT subsidiaries provides any benefit in the transactions undertaken at the parent level.

Results of Operations, pages 57 - 61

71. In various places throughout the discussion of your operating results, you cite certain economic or other trends that you believe have affected changes in your results from period to period. Please expand your disclosure to include the reasons for the trend and a statement of your belief about whether the trend is likely to continue or is a one-time event that is not likely to reoccur. Examples of such trends include:

* An increase in the number of buyers of non-conforming loan products, in the final paragraph on page 57;
* Higher origination volume, discussed in the final paragraph on page
58;
* A decline in overall financing rates, in the second full paragraph on page 59; and,
* An increase in loan volume, in the final carry-over paragraph on page 59.

Three Months ended March 31, 2004 Compared with Three Months ended
March 31, 2003

72. Please describe in greater detail the improvements in market conditions that affected the secondary whole-loan sale market in the first full paragraph on page 58.

73. Please discuss, in the third paragraph on page 59, whether you believe that your number of employees has stabilized and whether you will need to hire employees with different skills or train your current employees in different skills in light of the change in your business direction.

Off-Balance Sheet Arrangements, pages 61 - 62

74. Please describe in more detail, in the final paragraph on page 61, the type of "non-credit related recourse" that might give rise to an ability of the trust or its investors to require you to repurchase their loans.

Liquidity and Capital Resources, pages 62 - 66

Contractual Obligations, page 62

75. Please include payments under your warehouse facilities, and the related interest costs, in your summary of contractual obligations.

76. Please disclose your commitments, such as your forward sales contracts, commitments to fund loans, other commitments to sell loans, etc., as required by FR-61.

77. It does not appear that you have included your equipment lease described in the second full paragraph on page 65 in your table.
Please include this obligation in your table or advise us.

78. Please explain in more detail, in the second paragraph on page 63, how the limit on "wet" funding affects your operations or this offering. In addition, provide the total dollar sub-limits for such funding.

79. We note that your warehouse facilities contain a covenant that restricts you from entering into mergers. Please disclose whether you have obtained a waiver of this covenant. In addition, please expand your disclosure to discuss the limitations on your ability to declare dividends and the effect, if any, this may have on your ability to qualify as a REIT.

80. In light of the pending change in your operations, please provide additional disclosure that provides more detail about why you believe that you will be able to extend your warehouse lines of credit in the ordinary course of business, as discussed in the second paragraph on page 63.

81. We note your reference to various types of sublimits in your warehouse facilities in the final 2 paragraphs on page 64. Please briefly explain how those limits affect your operations, and state the actual dollar amount of the sublimits.

82. Please explain more clearly the relationship between the decrease in cash flow from financing activities and the stabilizing in the increase of your warehouse limits, as described in the first paragraph on page 66.

Quantitative and Qualitative Disclosure about Market Risk, pages
67 -
71

83. Please revise your disclosure in the left column of the chart on page 70 to define what is meant by "adverse change."

Related Party Transactions, page 72

84. With respect to your disclosure regarding RFC, please briefly define what a "short-term event" was as defined in the letter agreement. In addition, please disclose whether RFC was/is an affiliate of Encore and, if so, what the nature of the relationship is.

85. Please revise your disclosure in the final paragraph on page
73
to clarify the number of shares or warrants currently held by Residential Funding Corporation, if any.

Business, pages 74 - 96

86. Where you discuss the activities that will be conducted by your taxable REIT subsidiaries following this offering, please also discuss the limitations you will be subject to, as a REIT, with respect to the portion of your activities that can be conducted by TRSs.

87. Please provide a discussion of the default and delinquency risk presented by holding a portfolio of sub-prime and non-conforming loans. To the extent you have historical data regarding default rates and delinquencies, please include this as part of your discussion.

88. Refer to the second paragraph on page 74. Please expand your disclosure to describe what you mean when you say that you intend to
"grow your equity capital base" and provide information about why this is important to your overall business strategy.

Change in Loan Sale and Portfolio Strategy, pages 76 - 77

89. Please identify what the acronym "MBA" stands for in the final full paragraph on page 76.

Our Competitive Advantages, page 78

90. It is not clear why you consider the fact that a substantial majority of the loans you originate and hold will be comprised of cash-out refinancings and home purchases as a competitive advantage since your competitors in the sub-prime and non-conforming sector own the same types of investments. If you choose to retain this language, please revise to indicate this.

Loan Programs and Risk Categories, pages 79 - 82

91. We note your discussion of credit grades in the second full paragraph on page 80. Please expand this discussion to show how each credit classification relates to a FICO score range and any other relevant borrower criteria. In addition, include a chart showing the full range of FICO scores.  Finally, please include a chart
showing
what percentage of your revenues for the year ended December 31,
2003
that represented loans to individuals within each credit grade.

92. It appears that the fifth sentence in the final carry-over paragraph on page 80 may be missing some words or punctuation.
Please revise or advise.

Loan Production, pages 82 - 86

93. Refer to the chart at the bottom of page 82. Please provide a footnote explanation of the difference between "original purchase loans" and "first mortgage loans."

94. We refer to the table on the bottom of page 83. Please include a footnote to the table that makes clear that the grades you assign to each of the categories listed is an internal measurement that may differ from your competitors. In addition, your explanation should also make clear that even the AA and A+ loans would be considered sub-prime and carry greater default and delinquency risk than prime loans.

95. In the same table on page 83, please include the average FICO score under each grade.


Underwriting, pages 86 - 88

96. Please expand your disclosure, in the third, fourth and fifth paragraphs on page 88, to identify the approximate percentage of your current business represented by loans falling within each level of documentation requirement.

97. Please explain in more detail how your appraisal review process supports the appropriate value to determine the desired LTV ratio, as described in the sixth paragraph on page 88.

Legal Proceedings, page 96

98. Please provide more details about the opposition filed against your trademark application, including an explanation of the basis upon which the opposition was made and the steps you are taking to resolve the matter.

Management

Committees of the Board of Directors, page 99

99. When known, please identify the directors that will serve in each of the committees listed. In addition, we note your statement on page 98 that three other directors will be "identified" upon closing of the offering. Supplementally, please tell us whether you will disclose the identity of these individuals prior to the registration statement being brought effective.

Executive Compensation, pages 102 - 106

100. Please add disclosure describing the reasons for the bonuses that were paid out during the first half of the year to various executives which greatly exceed prior year bonuses and the amounts the executives will be eligible to receive following the completion of the offering.

Employment and Severance Agreements, page 104

101. Please disclose the duration of the employment agreements entered into with your senior executive officers.

Employee Benefit Plans, pages 104 - 106

102. Please disclose whether the Deferred Compensation Plan will be transferred to ECC in connection with the merger, or terminated.


Certain Relationships and Related Transactions

Conflicts of Interest, page 107

103. Please disclose how the purchase value of the option held by Mr.
Holder is determined and the value of the payments you make under the lease.

Principal and Selling Stockholders, page 108

104. Please revise the share ownership table so that the total amount of shares held by executive officers and directors as a group is properly reflected. Currently, this figure exceeds the total of shares issued and outstanding. While we recognize that the beneficial ownership rules requires, in some cases, that more than one person or entity be the beneficial owner of the same shares, the total amount of shares held by insiders should not reflect this overlap. Please revise accordingly. In addition, please add a column to the table that shows percentage ownership by each person or entity prior to the offering and merger.

Description of Capital Stock, pages 110 - 115

105. Please revise the italicized paragraph to remove the implication that your disclosure is not complete. While we recognize that a summary, by its very nature is not complete, your disclosure should not imply that there are material terms that are not being presented to stockholders.

106. Please clarify whether the preferred stock that may be authorized by the board of directors without the approval of the common shareholders may have rights that are senior to the common stock.

107. Please include the current number of holders of each class of your stock and that of Encore Credit. Refer to Item 201(b) of Regulation S-K.

Certain Provisions of Maryland Law and Our Charter and Bylaws,
page
116

108. Please disclose the minimum number of directors required under the MGCL.

Shares Eligible for Future Sale, pages 121 - 122

Rule 701

109. Please clarify, in the first sentence on page 122, that Rule
701
exempts from registration resale of shares originally issued under a written compensatory benefit plan. Your current disclosure suggests that the scope of Rule 701 is much broader.


Federal Income Tax Considerations, page 123

110. We note your statement that an opinion from your tax counsel regarding your REIT qualification is a condition to the closing of the proposed offering. Please be aware that an opinion from counsel must be filed before the registration statement may be brought effective.

Underwriting, pages 144 - 150

111. Please include all forms of compensation to be received by the underwriters in connection with this offering in your underwriter`s compensation table on page 145. We note in this regard that the financial advisory fee and the shares of restricted stock to be received by Friedman, Billings Ramsey & Co. do not appear to be included in the table. Please see Item 508(e) of Regulation S-K. If you believe these fees are not underwriting discounts or commissions, please supplementally tell us why.

112. We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

* Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. Alternatively, if the underwriters will be using procedures previously cleared by the staff, please confirm this. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

* Briefly describe any electronic distribution in the filing.
* Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
* Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.
113. Please disclose the number of shares that are subject to the lockup agreement referenced on page 144.

114. We refer to your discussion of how the offering price will be determined on page 146. Since you will not own any real properties, it is not clear what the meaning of the fourth bullet point is.
Please revise or advise.

115. Please identify your auditor as an expert on page 151.

Consolidated Financial Statements of Encore Credit Corp. and
Subsidiary, page F-1

116. In the next amendment, please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

117. We note that you were formed in October 2001 and began operations in March 2002. In the next amendment, include a Consolidated Statement of Income for the period from inception
(October 2001) through December 31, 2001, or advise us.

Note A - Summary of Significant Organizational and Accounting
Policies, page F-7

118. In the next amendment, please disclose why you have included the financial statements of Encore Credit in the filing, and the basis for presenting the financial statements as predecessor financial statements to ECC Capital Corporation, if so. Please clearly label the financial statements as predecessor financial statements, as appropriate.

119. Please advise us of, and disclose in the next amendment, the method you will use to account for the merger transaction between ECC
Capital Corporation and Encore Credit Corp. Include support for your method and cite relevant accounting literature.

Note A - Summary of Significant Organizational and Accounting
Policies
Allowance for Loan Losses, page F-8
Note B - Loans and Allowance for Loan Losses, page F-13

120. Since all of your mortgage loans are classified as held for sale and are carried at the lower of cost or market value, please advise us, and disclose in the next amendment, why you have established an allowance for loan losses, and how an allowance for loan losses on loans held for sale is in compliance with generally accepted accounting principles. Please include support for your assertion.

121. Please supplementally advise us why you recognized a negative provision for loan losses of $236,000 during the period ended
March
31, 2004. Include support for your accounting for a negative provision.


Note A - Summary of Significant Organizational and Accounting
Policies
Repurchase Allowance, page F-8
Transfer of Financial Assets, page F-9

122. We note that you establish a repurchase allowance where there is
a potential for the repurchase of loans previously sold. Please advise us how you determined that these loans should be accounted for as sales, and how your policy of recognizing these transactions as loan sales is in compliance with SFAS 140. In the next amendment, please present the information required by Schedule II of Rule 5-04 of Regulation S-X for the repurchase allowance separately from the allowance for loan losses.

Note A - Summary of Significant Organizational and Accounting
Policies
Revenue Recognition, page F-7
Transfer of Financial Assets, page F-9
Residual Interest in Securitization, page F-11

123. Please revise your disclose in the next amendment to clearly explain in your accounting policy note all parts of the transactions that involve the transfer of financial assets, including securitizations, sale of residual interests, retention of residual interests by you, the nature of the residual interests sold and retained, and the method used to account for each transaction (e.g., securitizations, retained interests, and sold residual interests), so that these transactions and the accounting treatment are transparent to the reader. Support your method of accounting. Include in your response and revised disclosure the facts and circumstances that you follow in order to determine if a securitization transaction should be accounted for as a sale or as a financing arrangement, including your use of trusts and special purpose entities and the effects of their use on your accounting treatment. Disclose the methods used to determine the relative fair values of the loans, of any retained residual interests, and of the residual interests (i.e., net interest margin bonds) upon sale, and the method used to amortize the capitalized value of the residual interests in securitizations. Support the method used.

124. Since you account for the retained residual interests in securitizations as available-for-sale securities, please advise us of your basis for reporting decreases in the fair value as a loss against earnings in the period of change. Do you consider all decreases to be other-than-temporary and, if so, include support for your assertion? Please clearly explain how you account for the residual interests in securitizations, include support for your policy, and cite relevant accounting literature.

Note B - Loans and Allowance for Loan Losses, page F-13

125. Revise to include a disclosure of the components of the net gains on sale of loans. Include in your disclosure the proceeds from the sale of loans and the value of loans sold.


Note E - Borrowings, page F-15

126. Please disclose if you will be able to cure the default on the leverage ratio covenant related to the one warehouse line of credit at each measurement date within the next 12 months. Also, please disclose the amount of the obligation and the period of the waiver.
Refer to Rule 4-08(c) of Regulation S-X.

Note G - Commitments and Contingencies, page F-16

127. Please advise, and disclose in the next amendment, the method used to account for commitments to fund loans and commitments to sell loans, and the method used to determine fair value, as appropriate.
Cite relevant accounting literature.

Note J - Fair Value of Financial Instruments, page F-19

Mortgage loans held for sale, page F-19

128. Please advise us, and disclose in the next amendment, if you use commitment prices when you determine the fair value of mortgage loans held for sale when you have a related commitment to sell the loans.
On page F-8, you disclose that you use forward sales contracts to manage the interest rate risk related to your mortgage loan inventory. Do you consider these forward sales contracts when you fair value your mortgage loan inventory?

Note L - Stock Options, page F-22

129. For each grant or issuance date, please supplementally provide to us the following information related to the all equity instruments granted during 2003 and through the date of your letter in response to this comment.
a) The number of options, warrants or shares granted or issued,
b) The exercise price,
c) The fair value of the common stock, and support for how you determined the fair value, including the intervening events that you considered in your valuation.
d) The intrinsic value, as applicable,
e) Any deferred compensation or compensation expense recognized, and
f) The accounting treatment for each issuance or grant, and include support for the accounting method used.

Note N - Subsequent Event, page F-24

130. In the next amendment, please disclose how you will account for the termination agreement with RFC.


Financial Statement of ECC Capital Corporation, page F-26

Report of Independent Registered Public Accounting Firm, page F-26

131. The audit report discloses that Irvine is the city where the audit report was issued. The accountants` consent on that report appears to have been issued from Los Angeles. Please revise for consistency in the next amendment.

Note A - Summary of Significant Organizational and Accounting
Policies, page F-28

132. In the next amendment, please disclose the facts and circumstances of the transaction whereby Encore Credit will become ECC`s taxable REIT subsidiary. Include the type and level of ownership interest ECC will own upon consummation of the transaction, and how ECC will account for the transaction. Also, please disclose if all the assets, liabilities, and operations of Encore as reported in the audited financial statements of Encore, and as included in this filing, will transfer to ECC in the transaction, or advise us and disclose.

*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Robert Telewicz, at (202) 824-2956 or Deborah Wilson, Senior Accountant, at (202) 942-2956 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor, at (202) 942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	William J. Cernius, Esq. (via facsimile)
	Jeevan B. Gore, Esq. (via facsimile)
	Latham & Watkins LLP

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ECC Capital Corporation
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